FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is a free English translation of Banco de Chile’s local Annual Report for the year 2022. The Chilean GAAP Consolidated Financial Statements with notes as of December 31, 2022 and 2022 Financial Report were furnished to the Securities and Exchange Commission on Form 6-K dated January 30, 2023.

Sincerely,

Eduardo Ebensperger Orrego

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2023.

Banco de Chile

/s/ Eduardo Ebensperger
By:	Eduardo Ebensperger
CEO

2